04019018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 43354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 2 5 2004 187 SECTION PROCESSING

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

~~KELLY SECURITIES CORPORATION DBA~~ NOLAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Main Road
(No. and Street)

Monterey	MA	01245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein (212) 587-6667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLY SECURITIES CORPORATION DBA NOLAN SECURITIES CORPORATION, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bruce P. Kelly
Signature

President
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2003
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

DECEMBER 31, 2003

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kelly Securities Corporation D/B/A Nolan Securities Corporation at December 31, 2003 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 19, 2004

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	773,463
Deposit with clearing broker (Note 5)		25,000
Due from clearing broker (Note 5)		2,760
Secured demand notes		198,000
Receivable from officer		248,653
Other receivables (Note 9)		381,719
Other assets		3,598
Fixed assets (Note 6)		87,798
TOTAL ASSETS	$	1,720,991

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	48,140
Payable to clearing broker (Note 5)		20,298
TOTAL LIABILITIES		68,438
Commitments and Contingencies (Note 8)		
Subordinated borrowings (Note 7)		198,000
		198,000
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		5
Paid-in capital		517,012
Retained earnings		937,536
Total Stockholder's Equity		1,454,553
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,720,991

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 1,757,897
Consulting fees	30,000
Interest and dividend income	274
Total Revenues	1,788,171
Expenses:	
Consulting fees	557,194
Professional fees	78,908
Travel and entertainment	63,647
Interest	39,293
Communications	12,042
Occupancy	11,033
Other expenses	52,751
Total Expenses	814,868
Income before tax provision	973,303
Income tax provision	-
Net income	$ 973,303

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balances at January 1, 2003	$ 5	$ 501,781	$ (35,767)	$ 466,019
Capital contribution	-	15,231	-	15,231
Net income	-	-	973,303	973,303
Balances at December 31, 2003	$ 5	$ 517,012	$ 937,536	$ 1,454,553

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings at January 1, 2003	$	198,000
Subordinated borrowings at December 31, 2003	$	198,000

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	973,303
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in due from clearing broker		(2,760)
(Increase) in receivable from officer		(80,572)
(Increase) in other assets		(1,502)
(Decrease) in accounts payable and accrued expenses		(49,143)
Increase in payable to clearing broker		2,819
(Decrease) in note payable		(1,050)
Total adjustments		(132,208)
NET CASH PROVIDED BY OPERATING ACTIVITIES		841,095
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		15,231
CASH PROVIDED BY FINANCING ACTIVITIES		15,231
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(87,798)
CASH USED BY INVESTING ACTIVITIES		(87,798)
NET INCREASE IN CASH		768,528
CASH		
Beginning of year		4,935
End of year	$	773,463
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest payments	$	62,573

The accompanying notes are an integral part of these financial statements.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company"), is a broker/dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Nature of business

The Company is a "broker/dealer" executing trades for institutional clients and performing various investment banking activities. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally three business days after trade date. Revenues and expenses would not be materially different if reported on a trade date basis.

Depreciation

The cost of fixed assets is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3- INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

The Company is currently preparing its corporate tax returns which have not been filed since the 1999 tax year.

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $930,730 which was $830,730 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0517 to 1 at December 31, 2003.

NOTE 5- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to its clearing broker at December 31, 2003, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 25,000	$ -
Receivable from clearing broker	2,760	-
Payable to clearing broker	-	20,298
	$ 27,760	$ 20,298

NOTE 6- FIXED ASSETS

Fixed assets at December 31, 2003 consist of the following:

Automobile	$ 47,227
Computers	18,171
Artwork	9,250
Equipment	8,900
Leasehold improvements	3,000
Furniture	1,250
	$ 87,798

NOTE 7- SUBORDINATED BORROWINGS

Borrowings under subordinated loan agreements at December 31, 2003 amounted to $198,000. The secured demand notes are collateralized by cash and securities in the amount of $203,985. The subordinated loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its president, for a nominal monthly fee.

NOTE 9- OTHER RECEIVABLE

On September 5, 2000 the Company pledged $381,719 worth of its securities to a lender on behalf of its shareholder. This amount has been reflected as a receivable in the statement of financial condition. The pledged securities are returnable to the Company on February 28, 2004. The lender has the right of offset in the event the shareholder does not pay back his loan. In the event of a shareholder default the Company will reclassify the receivable as a distribution to the shareholder. Subsequent to December 31, 2003 the agreement to return the securities was extended to February 28, 2006.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Stockholder's equity		$ 1,454,553
Add: allowable subordinated liabilities	$ 198,000	
		198,000
Less non-allowable assets and deductions:		
Advances receivable	248,653	
Other receivables	381,719	
Other assets	3,598	
Fixed assets	87,798	
		721,768
Net capital before haircuts		930,785
Less: Haircuts on securities positions		55
NET CAPITAL		$ 930,730
TOTAL AGGREGATE INDEBTEDNESS		$ 48,140
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 3,209
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($930,730 - $100,000)		$ 830,730
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 48,140 / $ 930,730	5.17%

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	955,814
Audit adjustments		
Decrease in non allowable assets		36,664
Decrease in income		(61,748)
NET CAPITAL, per audit	$	930,730

KELLY SECURITIES CORPORATION
D/B/A
NOLAN SECURITIES CORPORATION
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 under section (k)(2)(ii) and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC AUDITOR

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation
Monterey, Massachusetts

In planning and performing our audit of the financial statements of Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kelly Securities Corporation D/B/A Nolan Securities Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 19, 2004